EXHIBIT 99.68

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

Friday, June 3, 2011

Alamos Gold Announces Senior Management Changes

Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) is announcing senior management changes.

James R. Porter, previously Alamos’ Vice President of Finance, has been promoted to Chief Financial Officer of the Company. Mr. Porter has been with the Company for nearly six years, joining Alamos in 2005 as Controller. Prior to joining Alamos, Mr. Porter held the position of Controller and Corporate Secretary for another publicly-listed gold producing company and was a manager in the assurance practice at PricewaterhouseCoopers. Mr. Porter holds a Bachelor of Administrative and Commercial Studies Degree from the University of Western Ontario, and is a Chartered Accountant and a U.S. Certified Public Accountant (Illinois).

Mr. Porter’s appointment follows the retirement of Jon Morda, Alamos’ Chief Financial Officer since 2004. Commenting on Mr. Morda’s retirement, John McCluskey, Alamos’ President and Chief Executive Officer, stated:

“Jon has been an integral part of the Alamos team since the very beginning, having joined in early 2004 when we were the only two employees in the head office. I sincerely thank Jon for his leadership and dedication through the financing, construction and subsequent growth of our operations in Mexico and through the acquisition of our Turkish assets. Jon has played an instrumental role in helping transition the Company from a developer to the intermediate producer stage. I wish him all the best in his retirement.”

As part of the transition of the Chief Financial Officer role, Alamos has retained Mr. Morda on a part-time consulting basis.

The Company is also announcing that Greg Fisher, previously Alamos’ Controller, has been promoted to the position of Vice President of Finance. Mr. Fisher joined Alamos in early 2010 from KPMG, where he was a senior manager within their mining group. Mr. Fisher holds an Honours Bachelor of Commerce Degree from McMaster University and is a Chartered Accountant.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $195 million cash on hand, is debt-free, and unhedged to the price of gold. As of May 31, 2011, Alamos had 116,978,006 common shares outstanding (125,256,106 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | ALAMOS GOLD INC